

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

July 20, 2007

Mr. James D. Bunney
President, Chief Executive Officer, and Director
Nuance Resources, Corp.
601-8623 Granville St.
Vancouver, B.C. Canada

> **Re: Nuance Resources, Corp.
> Amendment No. 4 to Registration Statement on Form SB-2
> Filed July 20, 2007
> File No. 333-141343**

Dear Mr. Bunney:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A4 Filed July 9, 2007

Unaudited Financial Statements

1.      Please amend your filing to include updated financial statements for the interim period ended May 31, 2007 in accordance with Item 310(g) of Regulation S-B.

2.      We have read your response to prior comment one indicating that you revised your statements of stockholders' equity to yield a corresponding figure of $44,354 for the par value of $0.001 associated with the number of shares outstanding before the reverse merger.  However, your line item presenting the reverse merger transaction in the statement of stockholders' equity does not properly cross foot to the total amount of $2,704.  It appears you need to make an adjustment to additional paid-in capital of $24,058 to yield the figure of $(2,704) in the line item total, while also correcting the total in the additional paid-in capital column to $59,942.  Please revise your financial statements accordingly.

Note 4 – Reverse Merger and Recapitalization, page F-8

3.      We have read your response to prior comment three, indicating that you deleted the sentence "All common shares outstanding of Nuance were converted into an equal number of common shares of Farrier," in an attempt to clarify when the reverse merger between Nuance and Farrier occurred.  However, you continue to disclose that the effective date of the merger was December 29, 2006, while also stating that Farrier merged with Nuance on January 4, 2007.  We reissue prior comment three.

Audited Financial Statements

Note 6 – Subsequent Events, page F-19

4.      We note that you added tentative disclosure of the reverse merger transaction under this heading, indicating the transaction has not yet occurred.  Please update this disclosure with current information, indicating clearly the date of the exchange and other pertinent details.  Please ask your auditor to read AU §§711.10 through 13, and to follow the guidance in AU §530.04 in dating the audit opinion on reissuance.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or the undersigned at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 with any other questions.

Sincerely,


Karl Hiller
Branch Chief


cc:     T. Towner
        K. Hiller
        C. Moncada-Terry